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                      HISTORIC PRESERVATION PROPERTIES 1989
                               LIMITED PARTNERSHIP
                           45 BROAD STREET, 3RD FLOOR
                                BOSTON, MA 02109
                                 (617) 422-5815


                                                          December 4, 2002
Dear HPP'89 Investor:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Historic Preservation Properties 1989 Limited Partnership ("HPP'89" or "the Partnership").

         Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership, ("Equity Resource") has made an offer ("Equity Offer") to purchase Units for a cash purchase price of $100 per Unit, without interest, upon the terms and conditions set forth in the Equity Offer to Purchase Units in HPP'89, dated November 29, 2002.

         The General Partner is making no recommendation, is expressing no opinion and is remaining neutral with respect to the Equity Offer. Although the General Partner is not making a recommendation with respect to the Equity Offer, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Equity Offer:

         - Neither the Partnership nor, to the General Partner's knowledge, Equity Resource has retained a third party to perform an evaluation to determine whether the price offered in the Equity Offer is fair.

         - As the market for the Units is an illiquid market, the Equity Offer will provide the limited partners with an opportunity to liquidate their investment in the Partnership.

         - Limited partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

         - Limited partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Equity Offer.

         As required, the Partnership's Schedule 14D-9, Solicitation/ Recommendation Statement, has been filed with the Securities and Exchange Commission.

         Should you have any questions concerning the Equity Offer, please call HPP'89's Investor Services at (617) 422-5815, between 9:00 am and 5:00 pm Eastern Standard Time.

                                   Sincerely,

                                   BOSTON HISTORIC PARTNERS LIMITED PARTNERSHIP
                                   General Partner of Historic Preservation
                                   Properties 1989 L.P.